Exhibit 99.1

Risk Factors

Set forth below are the additional risks factors, which could materially affect our business and finances, that are incorporated by reference from our prospectus supplement dated June 30, 2009, and filed with the SEC on July 1, 2009 (file number: 333-160325):

Some of our businesses are cyclical and demand by our customers for our products weakens during economic downturns.

A portion of our product sales is attributable to industries and markets, such as the construction and aerospace industries, that historically have been cyclical and sensitive to changes in supply and demand and general economic conditions. The demand for our products depends, in part, on the general economic conditions of the industries or national economies of our customers. Weakness in the United States and global economy has resulted and may continue to result in a reduction of sales by our customers and us, which has and may continue to affect adversely our business, financial condition and results of operations. For example, we are continuing to see lower demand in Engineered Materials, resulting from inventory destocking by parts manufacturers for large commercial aircraft as well as a sharper than expected slowdown in production rates related to business and regional jets. In addition, in Building Block Chemicals, we are experiencing weak demand in end markets for melamine products due to the general economic environment, and are expecting margin pressure in acrylonitrile due to cost increases in propylene. Weak demand also continues to challenge the Coating Resins products.

It is not possible to predict accurately the factors that will affect demand for our products in the future, but we believe that the factors mentioned above will continue to affect adversely our business, financial condition and results of operations through 2009. In a declining economic environment, we may experience the negative effects of increased competitive pricing pressure and customer turnover as well.

We may not have access to capital in the future due to changes in general economic conditions.

We may need new or additional financing in the future to expand our business or refinance existing indebtedness. Any sustained weakness or further decline in the general economic conditions and/or financial markets in the United States or globally could affect adversely our ability to raise capital on favorable terms or at all, and could affect our ability to comply with the financial ratios under our revolving credit agreement and access our revolving credit agreement.

From time to time we have relied, and may also rely in the future, on access to financial markets as a source of liquidity for acquisitions and general corporate purposes. Longer term volatility and continued disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failures of significant financial institutions could affect adversely our access to the liquidity needed for our businesses in the longer term. Such disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. The disruptions in the capital and credit markets have also resulted in higher interest rates on publicly issued debt securities and increased costs under credit facilities. Continuation of these disruptions would increase our interest expense and capital costs and could affect adversely our results of operations and financial position including our ability to grow our business through acquisitions.

Furthermore, under our $400.0 million five-year revolving credit agreement, which expires June 2012, we are required to meet financial ratios, including a maximum total consolidated debt to consolidated EBITDA ratio (as defined in the credit agreement) (the “Debt Covenant Ratio”) and a minimum consolidated EBITDA (as defined in the credit agreement) to interest expense ratio. Complying with these ratios could limit our ability to plan for or react to market conditions or meet extraordinary capital needs and could otherwise restrict our financing activities. Our ability to comply with the covenants will depend on our future operating performance, which may continue to be adversely affected by general economic conditions.

If we fail to comply with those covenants and terms, we will be in default. In this case, we would be required to obtain waivers from our lenders in order to maintain compliance. If we were unable to obtain any necessary waivers, the amounts outstanding under this agreement could be accelerated, and become immediately due and payable, and we would not be able to borrow any additional funds under the agreement while such default continued. Our ability to fully utilize our revolving credit agreement is limited by our actual calculated Debt Covenant Ratio as compared to the maximum Debt Covenant Ratio permitted under the agreement. We do not expect to have full access to the maximum amount of the facility through the remainder of 2009. At May 31, 2009, we had $80.0 million outstanding under our revolving credit agreement. We anticipate that we will have a minimum of $100.0 million available for borrowing under our revolving credit agreement through 2009.

We may be adversely impacted by increased costs related to our defined benefit pension plans.

We sponsor defined benefit pension plans for employees in the United States and various foreign locations. The major defined benefit pension plans are funded with trust assets invested in a globally diversified portfolio of securities and other investments. Changes in regulatory requirements or the market value of plan assets, investment returns, interest rates and mortality rates may affect the funded status of our defined benefit pension plans and cause volatility in the net periodic benefit cost and future funding requirements of the plans. Recent declines in the financial markets have reduced the market value of our plan assets, which has resulted in additional expected contributions to the plans. A significant increase in our obligations or future funding requirements could have an adverse effect on our financial results and financial position.